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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 12/31/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Savoy Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 North Orange Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry R. McIntire, President — (Area Code — Telephone No.) 941-951-6550

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobbitt, Pittenger & Company, P.A., C.P.A.'s
(Name — *if individual, state last, first, middle name)*

1605 Main Street, Suite 1010	Sarasota	Florida	34236
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

h 3/15

OATH OR AFFIRMATION

I, Larry R. McIntire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Savoy Capital Management, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

2/27/02

Notary Public



Mary B. Lencri
MY COMMISSION # CC707636 EXPIRES
March 5, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAVOY CAPITAL MANAGEMENT, INC.

REPORT ON AUDITS OF
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

Bobbitt, Pittenger & Company, P.A.

SAVOY CAPITAL MANAGEMENT, INC.

CONTENTS

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 6, 2002

BOARD OF DIRECTORS
Savoy Capital Management, Inc.
Sarasota, Florida

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the accompanying statements of financial condition of Savoy Capital Management, Inc., as of December 31, 2001 and 2000, and the related statements of operations and changes in retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savoy Capital Management, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants


CPA

The CPA. Never Underestimate The Value.

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

SAVOY CAPITAL MANAGEMENT, INC.

STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$159,952	$293,493
Cash - clearing deposit	25,000	25,000
Accounts receivable - trade	-	2,036
Prepaid expenses	4,158	4,158
TOTAL CURRENT ASSETS	189,110	324,687
PROPERTY AND EQUIPMENT		
Office furniture	16,722	16,722
Office equipment	5,845	5,845
Leasehold improvements	7,692	7,692
	30,259	30,259
Less: accumulated depreciation	(26,283)	(25,361)
	3,976	4,898
OTHER ASSETS		
Deposits and other assets	300	300
	$193,386	$329,885
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 413	$ 456
Accrued benefit plan contribution	-	230,263
TOTAL CURRENT LIABILITIES	413	230,719
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	4,000	4,000
Retained earnings	187,973	94,166
	192,973	99,166
	$193,386	$329,885

See notes to financial statements.

SAVOY CAPITAL MANAGEMENT, INC.

STATEMENTS OF OPERATIONS
AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
REVENUES		
Investment advisory fees	$ 214,930	$ 330,118
Interest	5,939	15,350
Commission	17,812	18,054
Other income	8,568	8,353
	247,249	371,875
EXPENSES		
Accounting and legal	5,535	5,950
Consultants	925	1,050
Depreciation	923	923
Insurance	11,209	17,330
License and tax	2,469	4,002
Miscellaneous	1,252	2,068
Office supplies	4,862	4,070
Payroll taxes	6,895	9,850
RPR brokerage costs	5,173	6,425
Rent	16,705	15,420
Research services	4,366	2,554
Retirement /profit sharing	4,225	266,785
Salaries	81,000	206,400
Travel and entertainment	1,493	
Utilities	6,410	7,164
	153,442	549,991
NET INCOME (LOSS)	93,807	(178,116)
RETAINED EARNINGS, beginning of period	94,166	277,282
STOCKHOLDER DISTRIBUTIONS	-	(5,000)
RETAINED EARNINGS, end of period	$ 187,973	$ 94,166
EARNINGS (LOSS) PER SHARE	$ 93.81	$ (178.12)

See notes to financial statements.

SAVOY CAPITAL MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 1999	$1,000	$4,000	$ 277,282	$ 282,282
NET LOSS			(178,116)	(178,116)
DISTRIBUTIONS			(5,000)	(5,000)
BALANCE, December 31, 2000	1,000	4,000	94,166	99,166
NET INCOME			93,807	93,807
BALANCE, December 31, 2001	$1,000	$4,000	$ 187,973	$ 192,973

See notes to financial statements.

SAVOY CAPITAL MANAGEMENT, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

The Company has no subordinated claims as of December 31, 2001 and 2000.

See notes to financial statements.

SAVOY CAPITAL MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 93,807	$(178,116)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	923	923
Decrease (increase) in accounts receivable	2,036	(2,036)
Decrease in prepaid expenses	-	566
Decrease in other assets	-	34,372
(Decrease) increase in accounts payable	(44)	456
(Decrease) increase in accrued benefit plan contribution	(230,263)	159,301
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(133,541)	15,466
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(1,608)
NET CASH USED BY INVESTING ACTIVITIES	-	(1,608)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	-	(5,000)
NET CASH USED BY FINANCING ACTIVITIES	-	(5,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(133,541)	8,858
CASH, at beginning of period	318,493	309,635
CASH, at end of period	$ 184,952	$ 318,493

See notes to financial statements.

SAVOY CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Savoy Capital Management, Inc. (the "Company") is a broker/dealer registered with the securities and exchange commission and is a member of the National Association of Securities Dealers. The Company transacts business through a correspondent broker and does not handle customer securities or funds.

Nature of Business

The Company is an equity-oriented asset management company. The Company makes investments on behalf of its clients. The Company utilizes a complex, computerized method of equity management which is highly structured, follows rigid guidelines, and relies upon fundamental and mathematical factors to limit risk and maximize profits in the security selection process.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company made an election to be taxed as an S Corporation, which has the effect of causing its stockholders to be personally taxed on the Company's earnings.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost.

Depreciation is provided by using accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of depreciable assets are:

	Estimated Useful Lives
Equipment	5-7 years
Furniture and fixtures	7 years
Leasehold improvements	31.5 years

Earnings per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excluded any dilutive effects of options, warrants and convertible securities. The Company has no options, warrants or convertible securities. Therefore basic and diluted earnings per share are identical.

Credit Risk

Statement of Financial Accounting Standards No. 105 requires the disclosure of concentrations of credit risk, regardless of the degree of risk, even if remote. Financial instruments which subject the Company to concentrations of credit risk consist principally of money market funds held by investment companies. Although these funds are not federally insured, they are insured by the investment company. The Company considers any risk to be minimal. Money Market fund deposits at December 31, 2001 and 2000 were $149,654 and $270,063, respectively.

The Company has deposited $25,000 as an unencumbered clearing account to secure the future services of a correspondent broker. The funds are refundable at the request of the Company and management considers any risk to be minimal.

Reclassifications

To conform to current year presentation, certain 2000 amounts have been reclassified. These reclassifications have no effect on the 2000 net loss.

NOTE B - DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations represent investments in money market funds and mutual funds. The investments are required by the Company's clearing brokers and are in accordance with the correspondent broker agreements between the parties. Deposits are reflected at their fair market value.

NOTE C - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. In December, 1991, the National Association of Securities Dealers, Inc. approved the Company as a fully disclosed broker/dealer. The Company has a restrictive agreement to maintain the greater of a net capital of 100% of the minimum requirement or 6 2/3% of aggregate indebtedness for each of the two years in the period ended December 31, 2001 and 2000.

The Company had a net capital of $184,540 or 3,691% of the minimum requirement at December 31, 2001. The net capital rules may effectively restrict the payment of dividends to the Company's stockholders. The Company operates pursuant to the (K)(2)(ii) exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has no aggregate indebtedness at December 31, 2001.

NOTE D - LEASES

The Company currently leases its administrative offices on a month-to-month basis. The monthly lease payment is $1,285. Lease expense for the years ended December 31, 2001 and 2000 was approximately $16,700 and $15,400, respectively.

NOTE E - DEFINED BENEFIT PENSION PLAN

The Company had a defined benefit pension plan covering substantially all of its employees. On December 31, 2000, the Company terminated its defined pension plan. As of December 31, 2000, all participants were fully vested and any deficiency of the present value of accrued benefits was funded by the Company. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy was to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions were intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

NOTE E - DEFINED BENEFIT PENSION PLAN (CONTINUED)

The following table sets forth the plan's funded status and amounts recognized in the Company's statement of financial position at December 31, 2000.

	2000
Actuarial present value of benefit obligations:	
Accumulated benefit obligations including vested benefits	$1,090,803
Projected benefit obligation for service rendered to date	$1,090,803
Plan assets at fair value, primarily mutual funds and common stocks	1,018,191
Projected benefit obligation in excess of plan assets	$ 72,612
Net pension cost included the following components:	
Service cost-benefits earned during the period	$ 23,936
Actual return on plan assets	221,855
Net periodic pension cost	$ 245,791

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8% and 3% respectively. The expected long-term rate of return on assets was 8%.

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS IN ACCORDANCE WITH THE REQUIREMENTS OF SFAS NO. 107

The Corporation's financial instruments consist of all of its assets. The Corporation's management has determined that the fair value of all of its financial instruments is equivalent to the carrying cost.

SAVOY CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE G - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share.

	2001	2000
Numerator		
Net income (loss)	$ 93,807	$(178,116)
Denominator		
Denominator for basic earnings per share - weighted average shares	1,000	1,000
Effect of dilutive securities: None	0	0
Denominator for dilutive earnings per share - adjusted weighted average shares and assumed conversion	1,000	1,000
Basic Earnings (Loss) Per Share	$ 93.81	$ (178.12)
Diluted Earnings (Loss) Per Share	$ 93.81	$ (178.12)

ADDITIONAL INFORMATION

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 6, 2002

BOARD OF DIRECTORS
Savoy Capital Management, Inc.
Sarasota, Florida

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON ADDITIONAL INFORMATION

We have audited the accompanying financial statements of Savoy Capital Management, Inc. as of December 31, 2001 and 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3. We found no material differences in the computation of net capital under SEC Rule 15c3-1.

Certified Public Accountants


CPA

The CPA. Never Underestimate The Value.

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

SAVOY CAPITAL MANAGEMENT, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	Year ended December 31, 2001
NET CAPITAL	
Stockholders' equity	$192,973
Deductions - non-allowable assets	
Furniture, fixtures and equipment	3,976
Prepaid expenses	4,158
Deposits and other assets	300
Net capital before haircuts on securities	184,539
Haircuts on securities	
NET CAPITAL	$184,539
AGGREGATE INDEBTEDNESS	
Items included in balance sheet	
Accounts payable	$ 413
Total Aggregate Indebtedness	$ 413
Ratio: Aggregate Indebtedness to Net Capital	.002
CAPITAL REQUIREMENTS	
MINIMUM NET CAPITAL REQUIREMENT PER SEC RULE 15c3-1	$ 5,000
NET CAPITAL REQUIREMENT PER NATIONAL ASSOCIATION OF SECURITIES DEALERS (100% OF MINIMUM NET CAPITAL REQUIREMENT OR 6 2/3% AGGREGATE INDEBTEDNESS)	$ 5,000

SAVOY CAPITAL MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001 AND 2000

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption (K)(2)(ii).

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 6, 2002

BOARD OF DIRECTORS
Savoy Capital Management, Inc.
Sarasota, Florida

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Savoy Capital Management, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of control procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.


CPA

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Savoy Capital Management, Inc. for the years ended December 31, 2001 and 2000, and this report does not affect our report thereon dated February 6, 2002.

Segregation of Duties

Because of a limited number of personnel, it is not always possible to adequately segregate certain incompatible duties so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregularities could exist and not be promptly detected.

Our audit did not reveal any significant errors or irregularities resulting from this lack of segregation of employee duties and responsibilities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

* * * * *

This report is intended solely for the use of management of Savoy Capital Management, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountants